SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the Board of Directors’ Meeting of Cosan S.A. Indústria e Comércio held on October 29, 2009
2.	Notice to the Market regarding exercise of subscription warrants dated October 29, 2009

Item 1.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayer’s ID (C.N.P.J.): 50.746.577/0001-15
Company Registry (N.I.R.E.): 35.300.177.045

Minutes of the Board of Directors' Meeting
Held on October 29, 2009

1.           Date, Time and Venue: October 29, 2009, at 10:00 am,  at the Company’s administrative offices at Avenida Juscelino Kubitschek, 1.726, 6º andar, in the city and state of São Paulo.

2.           Attendance:  All members of the Company’s Board of Directors attended the meeting via conference call, pursuant to paragraph 2 of article 20 of the Company’s Bylaws, namely: Rubens Ometto Silveira Mello (Chairman), Pedro Isamu Mizutani (Vice-Chairman), Burkhard Otto Cordes, Marcelo Eduardo Martins, Roberto Rezende Barbosa, Serge Varsano, Marcelo de Souza Scarcela Portela, Maílson Ferreira da Nóbrega, and Pedro Luiz Cerize (members).

3.           Call Notice: The call notice was sent by e-mail and waived in view of the presence of all members.

4.           Presiding:  Chairman: Rubens Ometto Silveira Mello; Secretary: Maria Rita de Carvalho Drummond.

5.            Agenda: to approve the Company’s capital increase totaling R$ 380,063,248.00, through the issue of 23,753,953 new shares, at R$ 16.00 per share, due to the subscription of 39,589,922 warrants held by its parent company Cosan Limited, pursuant to this Board’s resolution on September 19, 2008, which envisaged the issue of warrants in favor of the shareholder which subscribed to the Company’s capital increase at that time. As a result of the capital increase approved herein, the Company’s capital stock will increase from R$ 4,156,351,976.43 to R$ 4,536,415,224.43, within the limits of authorized capital, pursuant to article 6 of the Company’s Bylaws, and the number of shares will increase from 372,979,642 to  396,733,595.

6.           Resolutions:
The members unanimously approved the capital increase that was the object of the agenda.

7.           Closure: There being no further business to discuss, the Chairman brought the meeting  to a close and these minutes were drawn up in the Company’s records, read, found to be in compliance, approved and signed by all those present. São Paulo, October 29, 2009. (Signatures) Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Pedro Isamu Mizutani, Vice-Chairman of the Board of Directors; Burkhard Otto Cordes; Marcelo Eduardo Martins; Roberto Rezende Barbosa; Maílson Ferreira da Nóbrega, Serge Varsano, Marcelo de Souza Scarcela Portela and Pedro Luiz Cerize -  members of the Board of Directors

This is a free translation of the original drawn up in the Company's records.

Maria Rita de Carvalho Drummond
Secretary

Item 2.

COSAN LIMITED Issuer of BDRs Corporate Taxpayer's ID (CNPJ/MF): 08.887.330/0001-52	COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer's ID (CNPJ/MF): 50.746.577/0001-15 Corporate Registry (NIRE): 35.300.177.045

Notice to the Market

COSAN LIMITED (NYSE:CZZ; Bovespa:CZLT11) and COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3) hereby announce that, on this date, Cosan Limited exercised 39,589,922 subscription warrants, equivalent to 23,753,953 new Cosan S.A. shares.

Pursuant to the Notice to the Market dated November 10, 2008, announcing the capital increase of Cosan S.A., 54,993,482 subscription warrants were granted to Cosan Limited which sold 10,000,000 warrants on September 14, 2009, as already announced to the market. Cosan Limited also intends to exercise the remaining 5,406,560 warrants, corresponding to 3,243,936 shares, until their maturity date on December 31, 2009.

As a result of the issue of new shares, the capital of Cosan S.A. is now divided as follows:

Shareholder	Common Shares	%
Cosan Limited	250,461,187	63.13
Rezende Barbosa	44,300,389	11.17
Others	101,972,019	25.70
Total	396,733,595	100.00

São Paulo, October 29, 2009

Marcelo Martins
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 30, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer